File No. 812-13698

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
GRANTING AN EXEMPTION FROM SECTIONS 18(a), 55(a) and 61(a)
OF THE INVESTMENT COMPANY ACT OF 1940

FIFTH STREET FINANCE CORP., FIFTH STREET MANAGEMENT LLC, FIFTH STREET
MEZZANINE PARTNERS IV, L.P., FSMP IV GP, LLC, FSF/MP HOLDINGS, INC.,
FSFC HOLDINGS, INC., AND FIFTH STREET FUNDING, LLC
10 Bank Street, 12th floor
White Plains, New York 10606
(914) 286-6800

All Communications, Notices and Orders to:
Leonard M. Tannenbaum
Fifth Street Finance Corp.
10 Bank Street, 12th floor
White Plains, New York 10606

Copies to:
Steven B. Boehm, Esquire
Cynthia M. Krus, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

February 18, 2010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

FIFTH STREET FINANCE CORP.,
FIFTH STREET MANAGEMENT LLC,
FIFTH STREET MEZZANINE PARTNERS IV, L.P., FSMP IV GP, LLC, FSF/MP HOLDINGS, INC., FSFC HOLDINGS, INC., AND FIFTH STREET FUNDING, LLC

10 Bank Street, 12th floor
White Plains, New York 10606

File No. 812-13698
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(a), 55(a) AND 61(a) OF THE ACT
     Fifth Street Finance Corp. (“Fifth Street”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, Fifth Street’s investment adviser, Fifth Street Management LLC (the “Adviser”), and Fifth Street’s subsidiaries, Fifth Street Mezzanine Partners IV, L.P. (the “SBIC Subsidiary”), FSMP IV GP, LLC, FSF/MP Holdings, Inc., FSFC Holdings, Inc. and Fifth Street Funding, LLC (together with Fifth Street and the Adviser, the “Applicants”), hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c), granting an exemption from Sections 18(a), 55(a) and 61(a) (the “Order”). The Order would permit Fifth Street to deem assets held by the subsidiaries listed above, as well as future subsidiaries operating in the manner described in this application (the “Application”), all of

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.

whose equity securities are owned or will be owned directly or indirectly by Fifth Street, that are consolidated by Fifth Street for financial reporting purposes (each, a “Subsidiary”), to be owned by Fifth Street for purposes of determining its compliance with Section 55(a). In addition, the Order would permit Fifth Street to adhere to modified asset coverage requirements with respect to the SBIC Subsidiary, which is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “1958 Act”), as a small business investment company (“SBIC”).
     All existing Subsidiaries that currently intend to rely on the Order have been named as Applicants and any future Subsidiary that may rely on the Order in the future will comply with the terms and conditions of the Application.
I. Background
     a. Fifth Street
     Fifth Street is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. Fifth Street is externally managed and advised by the Adviser. Fifth Street is a Delaware corporation headquartered in White Plains, New York. Fifth Street’s predecessor fund, Fifth Street Mezzanine Partners III, L.P., commenced operations as a private partnership on February 15, 2007. Effective as of January 2, 2008, Fifth Street Mezzanine Partners III, L.P. merged with and into Fifth Street. Fifth Street elected to be regulated as a BDC pursuant to Section 54(a) on January 2, 2008. Fifth Street completed its IPO on June 11, 2008.
     Fifth Street currently has a seven-member board of directors (the “Board”) of whom two are considered “interested persons” of Fifth Street within the meaning of Section 2(a)(19) and five are not interested persons (the “Non-Interested Directors”).

     Fifth Street is a specialty finance company that lends to and invests in small and mid-sized companies in connection with investments by private equity sponsors. Fifth Street defines small and mid-sized companies as those with annual revenues between $25 million and $250 million. As of December 31, 2009, Fifth Street had outstanding commercial loans of approximately $433.0 million at fair value and equity investments of approximately $3.7 million at fair value. Shares of Fifth Street’s common stock are traded on the New York Stock Exchange under the symbol “FSC.” As of January 31, 2010, there were 44,923,407 shares of Fifth Street’s common stock outstanding.
     For tax purposes, Fifth Street elected, effective as of January 2, 2008, to be treated as a “regulated investment company” (a “RIC”) within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”), to be entitled to the benefits accorded under Part I of Subchapter M of the Code (“Subchapter M”).
     b. The Adviser
     The Adviser, a Delaware limited liability company that is registered under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to Fifth Street pursuant to an investment advisory agreement (the “Advisory Agreement”). Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, Fifth Street. Under the terms of the Advisory Agreement, the Adviser determines the composition of Fifth Street’s portfolio, the nature and timing of the changes to Fifth Street’s portfolio and the manner of implementing such changes; identifies, evaluates and negotiates the structure of the investments Fifth Street makes (including performing due diligence on Fifth Street’s prospective portfolio companies); closes and monitors the investments Fifth Street makes; and determines the investments and other assets that Fifth Street purchases, retains or sells.

     c. The Subsidiaries
     Fifth Street conducts, and expects to continue to conduct, a portion of its business through its current and future Subsidiaries. Fifth Street currently has five subsidiaries, the SBIC Subsidiary and its general partner, FSMP IV GP, LLC, FSF/MP Holdings, Inc. and FSFC Holdings, Inc. (together with FSF/MP Holdings, Inc., the “Tax Blocker Subsidiaries”), and Fifth Street Funding, LLC (the “Financing Subsidiary”).
          i. The SBIC Subsidiary
     On August 13, 2009, Fifth Street formed the SBIC Subsidiary as a limited partnership under the laws of the State of Delaware for the purpose of operating as an SBIC. The SBIC Subsidiary will give Fifth Street access to various forms of leverage provided by the SBA to SBICs utilizing a structure that facilitates Fifth Street’s strategy of providing capital to small businesses throughout the United States that are expected to also constitute “eligible portfolio companies” as defined in Section 2(a)(46). The SBIC Subsidiary is not registered under the 1940 Act in reliance on the exemption from the definition of investment company contained in Section 3(c)(7). The SBIC Subsidiary received a license from the SBA to operate as an SBIC effective February 1, 2010. As an SBIC, the SBIC Subsidiary will be examined periodically and audited by the SBA’s staff to determine its compliance with SBIC regulations.
     On August 13, 2009, Fifth Street also organized FSMP IV GP, LLC (the “SBIC GP”) as a limited liability company under the laws of the State of Delaware. Fifth Street is the SBIC GP’s sole member and owner. The SBIC GP is the general partner of the SBIC Subsidiary, and Fifth Street is the sole limited partner of the SBIC Subsidiary. The SBIC GP’s managers, each of whom is an officer of Fifth Street, serve at the discretion of the Board and the SBA, and are subject to the oversight of Fifth Street through the Board. Since Fifth Street directly owns all of the ownership interests in the SBIC GP, which owns 1% of the SBIC Subsidiary, and Fifth Street owns 99% of the ownership interests in the SBIC Subsidiary, Fifth Street, directly or indirectly through the SBIC GP, wholly owns the SBIC Subsidiary. Thus, there is no possibility of the SBIC GP or the SBIC Subsidiary obtaining a benefit that will not also be a benefit to Fifth Street.
     SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote twenty percent (20%) of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses, and provide them with consulting and advisory services.
     Fifth Street intends to operate the SBIC Subsidiary through the SBIC GP for the same investment purposes as Fifth Street, and the SBIC Subsidiary will invest in the same kinds of securities as Fifth Street. The operations of both the SBIC Subsidiary and the SBIC GP will be consolidated with those of Fifth Street for financial reporting purposes. Thus, the assets of the SBIC Subsidiary (and the SBIC GP) are recorded on Fifth Street’s balance sheet, and thus are considered assets of Fifth Street for U.S. generally accepted accounting principles (“GAAP”) purposes.
          ii. The Tax Blocker Subsidiaries
     Fifth Street utilizes the Tax Blocker Subsidiaries to hold Fifth Street’s interests in certain of Fifth Street’s portfolio companies. The Tax Blocker Subsidiaries are not investment companies within the meaning of the 1940 Act and are wholly-owned by Fifth Street, either directly or indirectly, and, therefore, qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7).
     The Tax Blocker Subsidiaries are structured as Delaware corporations and hold certain investment assets that are structured as pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow Fifth Street to continue to qualify as a RIC for tax purposes. 2 The investment assets held by these entities can potentially generate types of taxable income that, if received or deemed received directly by Fifth Street, could disqualify Fifth Street from maintaining RIC status and prevent it from obtaining the favorable tax treatment potentially available to it under Subchapter M. These Tax Blocker Subsidiaries are structured as corporations in order to block operating income from investment portfolio companies (structured as limited liability companies or limited partnerships) held in the Tax Blocker Subsidiaries from passing through to Fifth Street. The Tax Blocker Subsidiaries must be separate entities taxed under Subchapter C of the Code in order to serve their income blocking purpose. The Tax Blocker Subsidiaries are a lawful method of tax planning under the Code and are frequently used by companies seeking to elect to be treated as RICs. Fifth Street has obtained an opinion from

[2]	Pursuant to Section 851 of the Code, in order to qualify as a RIC, a company must derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, or other income derived with respect to its business of investing in such stock or securities.

tax counsel from the firm of Sutherland Asbill & Brennan LLP confirming the appropriateness of this structure.
     The Tax Blocker Subsidiaries are not operating companies and do not have any employees. The Tax Blocker Subsidiaries exist solely for the benefit of Fifth Street in order to hold Fifth Street’s interests in its portfolio companies and do not provide any services to any other company. These entities are established to maximize efficiency in the execution of investment transactions for Fifth Street and enable Fifth Street to carry out its business. Fifth Street makes, and will continue to make, available significant managerial assistance to the issuers of securities held by Tax Blocker Subsidiaries to the extent required by Section 2(a)(48)(B).3
          iii. The Financing Subsidiary
     Fifth Street currently has one subsidiary, and in the future may have additional subsidiaries, through which Fifth Street establishes a credit facility for its borrowings. Currently, the Financing Subsidiary is Fifth Street’s only such subsidiary. The Financing Subsidiary is excluded from the definition of investment company under Section 3(c)(7).
     The purpose of the Financing Subsidiary is to provide a legally separate entity to hold investments as collateral supporting Fifth Street’s financings. The Financing Subsidiary exists for the sole purpose of owning the investments for Fifth Street and is 100% owned and controlled by Fifth Street. The investments held by the Financing Subsidiary are made up of portfolio investments that are listed on Fifth Street’s schedule of investments. The Financing Subsidiary is structured as limited liability company under the laws of the state of Delaware in order to allow income from investments held in the Financing Subsidiary to pass through to Fifth Street for tax purposes. The Financing Subsidiary is not an operating company and it has no employees. The

[3]	For the purposes of Section 2(a)(48)(B), Fifth Street will treat securities held by the Subsidiaries as if they were held directly by Fifth Street.

Financing Subsidiary exists solely for the benefit of Fifth Street and does not provide any services to any other company. Fifth Street will make available significant managerial assistance to the issuers of securities held by the Financing Subsidiary to the extent required by Section 2(a)(48)(B).
II. Section 55(a)
     Fifth Street is requesting relief to allow it to deem assets held by current and future Subsidiaries (other than those Subsidiaries, such as the SBIC Subsidiary, that are themselves Qualifying Assets (as defined below) under Section 55(a)), all of whose equity securities are owned directly or indirectly by Fifth Street, and consolidated by Fifth Street for financial reporting purposes, to be owned by Fifth Street for purposes of determining its compliance with Section 55(a).
     a. Applicable Law
     Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities. Section 55(a) makes it unlawful for a BDC to acquire any assets (other than those described in paragraphs (1) through (7) thereof) unless, at the time the acquisition is made, assets described in paragraphs (1) through (6) thereof (“Qualifying Assets”) represent at least 70 percent of the value of the BDC’s total assets other than assets described in paragraph (7).4 Section 55(b) specifies that the value of a BDC’s assets shall be determined as of the date of the most recent financial statements filed by such BDC with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and shall be determined no less frequently than annually.

[4]	All references herein to statutory provisions are to Section 55(a) of the 1940 Act unless otherwise noted.

     Paragraphs (1) through (4) describe Qualifying Assets that are either securities of an eligible portfolio company within the meaning of Section 2(a)(46) or securities of an issuer described in subparagraphs (A) and (B) of Section 2(a)(46), but which may not be an eligible portfolio company (i.e. may not satisfy one of the three alternative criteria of subparagraph (C) of Section 2(a)(46)). Subparagraph (B) of Section 2(a)(46) disqualifies from the definition of an eligible portfolio company both an investment company as defined in Section 3 (with the exception of a SBIC that is licensed by the SBA to operate under the 1958 Act and which is a wholly owned subsidiary of a BDC) and a company which would be an investment company except for the exclusion from the definition of investment company in Section 3(c).
     Paragraph (5) describes Qualifying Assets which are securities received in exchange for or distributed on or with respect to securities described in paragraphs (1) through (4) thereof, or pursuant to the exercise of options, warrants, or rights relating to securities described in such paragraphs. Paragraph (6) describes Qualifying Assets, which are cash, cash items, Government securities, or high quality debt securities maturing in one year or less from the time of investment in such high quality debt securities.
     Paragraph (7) describes assets which are ordinary and necessary business assets, such as office furniture and equipment, interests in real estate and leasehold improvements and facilities maintained to conduct its business operations, deferred organization and operating expenses, and other noninvestment assets necessary and appropriate to its operations as a BDC, including certain notes of indebtedness of officers, directors, and employees. Assets described by paragraph (7) are omitted from both the numerator (assets described in paragraphs (1) through (6)) and the denominator (total assets other than assets described in paragraph (7)) of the ratio which must exceed 70 percent at the time a BDC acquires an asset which is neither a Qualifying Asset nor an asset described by paragraph (7).

     b. Need for Relief
     A literal reading of Section 55(a) would seem to require that a BDC, such as Fifth Street, look only to the assets that it owned directly for purposes of determining its compliance with that section. Thus, assets owned by Fifth Street’s current or future Subsidiaries, which would be considered Qualifying Assets if held directly by Fifth Street, would not be counted for purposes of testing its compliance with Section 55(a). Instead, the equity value of Fifth Street’s interest in the Subsidiaries themselves would be the asset whose value would be looked to. This raises a problem for Fifth Street. If the Subsidiary were not itself considered a Qualifying Asset (e.g., it was excluded from the 1940 Act definition of an investment company under Section 3(c)), a literal reading of Section 55(a) would require the entire value of the entity to be deemed a non-Qualifying Asset, even if most of the assets it held were themselves Qualifying Assets.
     c. Requested Exemption
     Accordingly, Fifth Street requests the Order pursuant to Section 6(c) allowing Fifth Street to consider the assets of its current and future Subsidiaries as its own assets for purposes of determining its compliance with Section 55(a).
     d. Precedents
     The Commission has previously issued orders granting relief that is substantially similar to that requested herein. In MCG Capital Corporation,5 the Commission issued an order permitting a BDC to look to the assets of its wholly-owned subsidiaries as described in the application (along with such future wholly-owned subsidiaries), rather than MCG’s interests in its subsidiaries, in determining its compliance with Section 55(a). Similarly, in KBK Financial,

[5]	MCG Capital Corporation, et al., Investment Company Act Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order).

Inc., 6 the Commission issued an order permitting a BDC to look to the assets of its wholly-owned subsidiary (along with any future wholly-owned subsidiaries), KBK Receivables Corporation, a securitization vehicle, rather than KBK Financial’s interest in the subsidiary, in determining its compliance with Section 55(a). In addition, in Allied Capital Corporation,7 the Commission issued an order permitting Allied Capital to consider the assets of its wholly owned REIT subsidiary as its own assets for purposes of determining its compliance with Section 55(a).
     e. Legal Arguments
     Section 6(c) authorizes the Commission, by order upon application, to conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     As set forth in Section II above, the Subsidiaries that currently exist do so to accommodate one or more legitimate business purposes wholly unrelated to the provisions of, or Fifth Street’s compliance with, Section 55(a). Any future Subsidiaries would also be created for legitimate business purposes unrelated to Section 55(a). The current Financing Subsidiary and future Financing Subsidiaries permits, and will permit, Fifth Street to securitize loans that it owns and, thereby, allow Fifth Street to reduce the costs associated with securing credit, raising capital, and issuing debt by protecting the assets of such Subsidiaries from any bankruptcy action involving Fifth Street. The Tax Blocker Subsidiaries exist now, and any such entities created in the future would exist, to enhance the

[6]	KBK Financial, Inc., Investment Company Release Nos. 23521 (Nov. 4, 1998) (notice) and 23585 (Dec. 2, 1998) (order).

[7]	Allied Capital Corporation, Investment Company Release Nos. 22902 (Nov. 21, 1997) (notice) and 22941 (Dec. 16, 1997) (order).

opportunity for Fifth Street to elect RIC status under the Code, which benefits investors since companies electing that status are not liable for federal income tax at the corporate level.
     Perhaps most importantly, the assets of the Subsidiaries are recorded on Fifth Street’s balance sheet, and thus considered assets of Fifth Street for GAAP purposes. In addition, Fifth Street owns all of the voting securities of its current Subsidiaries and would own all of the voting securities of any future Subsidiaries. Fifth Street controls the day-to-day operations, including the acquisition and disposition of assets, of its current Subsidiaries and would do so for any Subsidiaries created in the future.
     As set forth above, the only reason the Subsidiaries, rather than Fifth Street itself, hold certain assets is to accommodate one or more bona fide business purposes wholly unrelated to Section 55(a). Therefore, Fifth Street’s business structure should not prevent it from treating the assets held by its current and future Subsidiaries as its own in determining its compliance with Section 55(a).
          i. Necessary or Appropriate in the Public Interest
     The requested exemption would permit Fifth Street more flexibility in its investment decisions. The exemption would allow Fifth Street, through the use of Subsidiaries, to invest in any asset that would be a Qualifying Asset (and thus the type of asset that Congress envisioned that a BDC would invest in) without having to concern itself with how the asset would affect Fifth Street’s status as a RIC.
     If the relief were granted, Fifth Street and its current and future Subsidiaries would continue to pursue the business model they currently pursue. Thus, they would continue to provide capital and advisory services to middle-market companies.
     Since Fifth Street, directly or indirectly through another Subsidiary, owns or would own the entire equity interest in any current and future Subsidiaries, any activity carried on by them will, in all material respects, have the same economic effect on Fifth Street’s stockholders as if carried on directly by Fifth Street.
     Thus, it is clear that the public interest would not be harmed by the granting of the requested exemption and the interests of Fifth Street and its stockholders would be enhanced.
ii.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act
     The exemption requested will have no adverse financial or economic impact on Fifth Street’s stockholders because Fifth Street will own, directly or indirectly through another Subsidiary, all of the equity interests in all current and future Subsidiaries. Fifth Street believes that granting the requested exemption on the terms set forth in this Application is consistent with the policy and provisions of the 1940 Act and will enhance the interests of Fifth Street’s stockholders while retaining for them the important protections afforded by the 1940 Act.
III. RELIEF TO OPERATE AS ONE COMPANY
     Fifth Street is requesting relief to allow it to exclude senior securities issued by the SBIC Subsidiary from its consolidated asset coverage ratio to the extent such senior securities issued by the SBIC Subsidiary would be excluded from the SBIC Subsidiary’s individual asset coverage ratio by Section 18(k) if the SBIC Subsidiary were a BDC.
     a. Applicable Law
     Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage and other requirements set forth in that Section. “Asset coverage” of such a class is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of the issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of three hundred percent (300%) immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage test of Section 18(a)(1)(A) applicable to BDCs is two hundred percent (200%).
     Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the 1958 Act. However, companies operating under the 1958 Act, such as the SBIC Subsidiary, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. The SBIC Subsidiary is regulated by the SBA and operates under the 1958 Act. There is no difference in the SBA’s regulation of the SBIC Subsidiary due to the fact that it is not registered under the 1940 Act and is not a BDC.
     b. Need for Relief
     As a BDC, Fifth Street is subject to the requirements of Section 18(a) by way of Section 61(a). Since the SBIC Subsidiary is a wholly owned subsidiary of Fifth Street, a question exists as to whether Fifth Street must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) solely on an individual basis or whether Fifth Street must also comply with these asset coverage requirements on a consolidated basis, because Fifth Street may be deemed to be an indirect issuer of any class of senior security issued by the SBIC

Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that Fifth Street treat as its own all assets held directly by itself or by the SBIC Subsidiary and also to treat as its own any liabilities of Fifth Street and the SBIC Subsidiary (with intercompany receivables and liabilities eliminated).
     c. Requested Exemption
     While Fifth Street does not concede that it must comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, Fifth Street wishes to avoid any question about its compliance with Section 18(a) (as modified by Section 61(a)). For the purposes of the requested relief, and only for such purposes, Fifth Street wishes to treat the SBIC Subsidiary as if it were a BDC subject to sections 18 and 61. Fifth Street respectfully requests an exemption pursuant to Section 6(c) from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities representing indebtedness issued by the SBIC Subsidiary may be excluded from Fifth Street’s consolidated asset coverage ratio to the extent such senior securities issued by the SBIC Subsidiary would be excluded from the SBIC Subsidiary’s individual asset coverage ratio by Section 18(k) if the SBIC Subsidiary were a BDC. Since the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of that exemption to Fifth Street. Fifth Street believes that the Order would be consistent with orders issued by the Commission in the past, as discussed below.
     d. Precedents
     The Commission has previously granted relief substantially identical to the relief requested in this Application to allow Fifth Street to exclude from its consolidated asset coverage ratio those senior securities that are issued by a wholly owned SBIC subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) to the following companies: MCG Capital Corporation;8 Main Street Capital Corporation;9 Hercules Technology Growth Capital, Inc.10
     e. Legal Arguments
     Section 6(c) authorizes the Commission, by order upon application, to conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act, or any rule thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants state that the requested relief satisfies the Section 6(c) standard for the reasons discussed below.
          i. Necessary or Appropriate in the Public Interest
     The operation of Fifth Street as one company with the SBIC Subsidiary is intended to permit Fifth Street to engage in an expanded scope of operations. Fifth Street, as the parent BDC, must separate certain assets and activities of its consolidated operations into separate subsidiaries to achieve certain regulatory, tax and legal objectives. The structure of Fifth Street and its Subsidiaries in principle is irrelevant to the substance of Fifth Street’s consolidated operations, which will continue to focus on investing in middle-market companies.

[8]	MCG Capital Corporation, et al., Investment Company Act Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order).

[9]	Main Street Capital Corporation, et al., Investment Company Act Release Nos. 28082 (Dec. 21, 2007) (notice) and 28210 (Jan. 16, 2008) (order).

[10]	Hercules Technology Growth Capital, Inc., et al., Investment Company Act Release Nos. 27748 (Mar. 7, 2007) (notice) and 27776 (Apr. 5, 2007) (order).

     The net effect of applying the asset coverage requirements on a consolidated basis, if relief were not obtained, could be to restrict the ability of Fifth Street and its Subsidiaries to obtain the kind of financing that would be available to them if Fifth Street were to conduct the SBIC operations directly. Thus, Fifth Street believes that its stockholders will be better served if it is structured as proposed so that it can avail itself of the benefits of an SBA license.
     Based on the foregoing, Fifth Street represents that the public interest would be served and the interest of Fifth Street and its stockholders would be enhanced by the granting of the requested exemptions pursuant to Section 6(c).
ii.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act
     The requested exemption would enhance the interests of Fifth Street’s stockholders, while at the same time, retaining for them the important protections afforded by the provisions of the 1940 Act. The proposed transactions are consistent with the purposes fairly intended by the expressed policy and provisions of the 1940 Act because these transactions involve none of the conditions enumerated in Section 1(b) thereof.
     The Applicants believe that the requested exemptions would permit Fifth Street to carry out more effectively: (i) the purposes and objectives of investing primarily in small business concerns; and (ii) the intent and policy of Congress as stated in, and implemented by, the 1940 Act and by amendments thereto contained in the 1958 Act and the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). Congress intended to encourage the development of venture capital companies by the enactment of the 1980 Amendments. A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies, including eliminating provisions of the 1940 Act that created unnecessary disincentives to venture capital activities, while assuring adequate protection of the interests of investors in such companies.11 One goal underlying elimination of such disincentives was to increase investment by the public in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies.12
     In initially adopting Rules 60a-l and 57b-l under the 1940 Act on an interim basis, the Commission recognized this goal, stating:
The 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the “venture capital” industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.13
The Commission also stated in the same release that it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of, and operating, wholly owned SBICs. Indeed, the 1980 Amendments specifically recognized the possibility of such ownership. The existence of SBIC subsidiaries of a BDC is also expressly contemplated by Item 8 to Form N-2.
     The Applicants represent that the proposed transactions are entirely consistent with the general purposes of the 1980 Amendments. Fifth Street seeks relief that will allow it, together with its current and future Subsidiaries, to expand and broaden its activities within the Congressional policies described above and without creating conflicting regulatory issues. This goal can be accomplished only by obtaining the exemptions requested. The proposed

[11]	See S. Rep. No. 958, 96th Cong., 2d Sess. 5 (1980); H.R. Rep. No. 1341, 96th Cong., 2d Sess. 21-22 (1980), reprinted in 1980 U.S.C.C.A.N. 4800, 4803-04.

[12]	See Thomas & Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982).

[13]	Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L.Rep. (CCH) ¶ 83,704 (Dec. 16, 1980).

transactions are therefore consistent with the general purposes of the 1940 Act, including the 1980 Amendments.
     The Applicants also represents that the requested exemptions should be granted because Fifth Street, together with its Subsidiaries, would operate, in effect, as one company even though the operations are allocated among distinct legal entities. The Commission has repeatedly recognized the operation as essentially one company in these circumstances in various orders, including MCG Capital Corporation, Main Street Capital, Hercules, Medallion, Allied II, Bando, MACC, Capital Southwest, Allied Capital, and other prior orders cited in the applications of these companies.
IV. Applicants’ Conditions
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
Relief from Section 55(a):
1.	Each Subsidiary will be formed as a limited liability company (“LLC”), a corporation (“Corporation”) or a partnership (“Partnership”). Fifth Street and/or one or more other Subsidiaries at all times will be the only members of each Subsidiary that is an LLC and will collectively hold all of the ownership interests in the LLC Subsidiary. No LLC Subsidiary will admit any person other than Fifth Street or another Subsidiary as a member, and no LLC Subsidiary will issue interests other than to Fifth Street or another Subsidiary. Fifth Street and/or one or more other Subsidiaries at all times will own and hold all of the outstanding equity interests in each Subsidiary that is formed as a Corporation. Fifth Street and/or one or more other Subsidiaries will at all times be the sole limited partner of any

Subsidiary that is formed as a Partnership and the sole owner of such Subsidiary’s general partner.

2.	The Subsidiaries, and any future Subsidiaries, may not acquire any asset if the acquisition would cause Fifth Street to violate section 55(a).

3.	No person shall serve or act as investment adviser to a Subsidiary unless the Board and stockholders of Fifth Street shall have taken the action with respect thereto also required to be taken by the board of directors of the Subsidiary and stockholders of the Subsidiary as if the Subsidiary were a BDC.
Relief from Section 18(a):
1.	Fifth Street will not issue or sell any senior security and Fifth Street will not cause or permit the SBIC Subsidiary to issue or sell any senior security of which Fifth Street or the SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that immediately after issuance or sale by any of Fifth Street or the SBIC Subsidiary of any such senior security, Fifth Street individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)), except that, in determining whether Fifth Street on a consolidated basis has the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of the SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), will be treated as indebtedness not represented by senior securities.

V. Procedural Matters
     a. Communications
     Please address all communications concerning this Application and the Notice and Order to:
Leonard M. Tannenbaum
Fifth Street Finance Corp.
10 Bank Street, 12th floor
White Plains, New York 10606
     Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
Steven B. Boehm, Esquire
Cynthia M. Krus, Esquire
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
     b. Authorizations
     The verification required by Rule 0-2(d) under the 1940 Act is attached to this Application as Exhibit A. The filing of this Application has been specifically authorized by a resolution of the Board dated May 29, 2009. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit B. The filing of this Application by the other Applicants was authorized by their respective members, general partners or officers, as applicable, pursuant to authority granted to such persons by their respective operating agreements, articles of incorporation or bylaws, as applicable. Each of the foregoing authorizations remains in effect.

Each Applicant has caused this Application to be duly signed on its behalf on February 18, 2010.

Fifth Street Finance Corp.

By: Name: Title:	/s/ Bernard D. Berman Bernard D. Berman Executive Vice President, Secretary and Chief Compliance Officer

Fifth Street Management LLC

By: Name: Title:	/s/ Bernard D. Berman Bernard D. Berman Member

Fifth Street Mezzanine Partners IV, L.P.
By:	FSMP IV GP, LLC, its general partner

By: Name:	/s/ Bernard D. Berman Bernard D. Berman
Title:	Manager

FSMP IV GP, LLC

By: Name:	/s/ Bernard D. Berman Bernard D. Berman
Title:	Manager

FSF/MP Holdings, Inc.

By: Name:	/s/ Bernard D. Berman Bernard D. Berman
Title:	Secretary

FSFC Holdings, Inc.

By: Name:	/s/ Bernard D. Berman Bernard D. Berman
Title:	Secretary

Fifth Street Funding, LLC

By: Name:	/s/ Bernard D. Berman Bernard D. Berman
Title:	Vice President and Secretary

EXHIBIT A
TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) GRANTING AN
EXEMPTION FROM SECTIONS 18(a), 55(a) and 61(a)
OF THE INVESTMENT COMPANY ACT OF 1940
Verification Required by Rule 0-2(d)

     The undersigned states that he has duly executed the attached Application for an Order Pursuant to Section 6(c) Granting an Exemption From Sections 18(a), 55(a) and 61(a) of the Investment Company Act of 1940 dated February 18, 2010, for and on behalf of Fifth Street Finance Corp., Fifth Street Management LLC, Fifth Street Mezzanine Partners IV, L.P. (the “SBIC Subsidiary”), FSMP IV GP, LLC (the “SBIC GP”), FSF/MP Holdings, Inc., FSFC Holdings, Inc. and Fifth Street Funding, LLC; that he is the Executive Vice President, Secretary and Chief Compliance Officer of Fifth Street Finance Corp.; that he has been authorized by Fifth Street Management LLC, the SBIC Subsidiary, the SBIC GP, FSF/MP Holdings, Inc., FSFC Holdings, Inc. and Fifth Street Funding, LLC to execute the attached Application in the name of and/or on behalf of the SBIC Subsidiary, the SBIC GP, FSF/MP Holdings, Inc. and FSFC Holdings, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Bernard D. Berman
Bernard D. Berman

EXHIBIT B
TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) GRANTING AN
EXEMPTION FROM SECTIONS 18(a), 55(a) and 61(a)
OF THE INVESTMENT COMPANY ACT OF 1940
Resolution of the Board of Directors

FIFTH STREET FINANCE CORP.
RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS
     WHEREAS, the Company intends to form and operate a subsidiary as an SBIC if and when licensed to so operate by the SBA;
     NOW, THEREFORE BE IT RESOLVED, that the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer, the Executive Vice President and the Secretary of the Company (each, an “Authorized Officer”) shall be, and each of them individually hereby is, authorized to execute in the name of and/or on behalf of the Company and to file with the SEC any applications for exemptive relief or requests for no-action or interpretive positions under the 1940 Act, including an application (the “Exemptive Application”) for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act, as necessary or appropriate to operate the SBIC as determined by one or more such Authorized Officers with the advice of counsel; and
     FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application and any amendments thereto as such Authorized Officers in their discretion deem necessary or advisable in order to effectuate the foregoing resolutions; and
     FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any Authorized Officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and
     FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and
     FURTHER RESOLVED, that the foregoing resolutions shall be inserted in the minute books of the Company.